SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

United American Healthcare Corporation

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

90934C105

(CUSIP Number)

Eric M. Fogel, Esq.

Lathrop & Gage LLP

100 N. Riverside Plaza

Suite 2100

Chicago, IL 60606

(312) 920-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons / JOHN M. FIFE
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,882,583
	9	Sole dispositive power
	10	Shared dispositive power 1,882,583
11	Aggregate amount beneficially owned by each reporting person 1,882,583
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.13%
14	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons / ILIAD RESEARCH AND TRADING, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,882,583
	9	Sole dispositive power
	10	Shared dispositive power 1,882,583
11	Aggregate amount beneficially owned by each reporting person 1,882,583
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.13%
14	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons / ILIAD MANAGEMENT, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,882,583
	9	Sole dispositive power
	10	Shared dispositive power 1,882,583
11	Aggregate amount beneficially owned by each reporting person 1,882,583
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.13%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons / FIFE TRADING, INC.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,882,583
	9	Sole dispositive power
	10	Shared dispositive power 1,882,583
11	Aggregate amount beneficially owned by each reporting person 1,882,583
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.13%
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons / ST. GEORGE INVESTMENTS, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,882,583
	8	Shared voting power 1,882,583
	9	Sole dispositive power 1,882,583
	10	Shared dispositive power 1,882,583
11	Aggregate amount beneficially owned by each reporting person 1,882,583
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 23.13%
14	Type of reporting person (see instructions) CO

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on November 24, 2009, (the “Initial 13D”), by the Reporting Persons with respect to the Common Stock, par value $0.001 (the “Shares”), issued by United American Healthcare Corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein, and hereby amends Amendment No. 5 to 13D filed on or around February 24, 2010, Amendment No. 4 to 13D filed on or around February 8, 2010, Amendment No. 3 to 13D filed on or around January 22, 2010, Amendment No. 2 to 13D filed on or around January 11, 2010, and Amendment No. 1 to 13D filed on or around December 15, 2009. All capitalized terms contained herein, but not otherwise defined, shall have the meanings ascribed to such Items in the Initial 13D.

Item 2. Identity and Background.

Item 2 is hereby amended to delete the addition to Item 2 made in Amendment No. 4, and delete all references to Mr. Robert Sullivan, Mr. Scott Leece and Mr. Matthew Tolman. Messrs. Sullivan, Leece and Tolman were proposed nominees to stand for the election of directors at the Issuer’s Annual Meeting of shareholders to be held on April 23, 2010. Mr. Fife has elected to withdraw his proposed slate of directors pursuant to the Voting and Standstill Agreement discussed in Item 6 below.

On March 19, 2010, Mr. Fife assigned beneficial ownership in 1,047,019 Shares to St. George Investments, LLC (“St. George”), and Iliad Research and Trading, L.P. (“Iliad”) assigned beneficial ownership in 835,564 Shares to St. George. A copy of the Assignment is attached.

St. George is an Illinois limited liability company that is in the business of making investments in public companies. Mr. Fife is the sole member of St. George. St. George is managed by Fife Trading, Inc. whose sole shareholder and President is Mr. Fife. All of the capital invested by St. George is from Mr. Fife’s proprietary accounts.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons hold, in the aggregate, 1,882,583 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons was $1,891,096.69 (including commissions). The source of funding for the purchase of these Shares was the personal funds of Mr. Fife.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended to restate the first two paragraphs in their entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,882,583 Shares, representing approximately 23.13% of the Issuer’s outstanding Shares (based upon the 8,137,903 Shares stated to be outstanding as of February 12, 2010, by the Issuer in Issuer’s Form 10-Q for the quarter ended December 31, 2009 filed with the Securities and Exchange Commission on February 16, 2010).

(b) St. George has sole voting power and sole dispositive power with regard to 1,882,583 Shares. All Reporting Persons have shared voting power and shared dispositive power with regard to 1,882,583 Shares.

Errata: The Initial Schedule 13D inadvertently states that 1,500 shares were purchased on October 6, 2009 for .89¢ per share. It should have stated that 6,500 shares were purchased on October 6, 2009 at .91¢ per share. In addition, the Initial 13D states that 12,100 shares were purchased on October 27, 2009 at .89¢ per share. It should have stated that 9,600 shares were purchased on October 27, 2009 at .9357¢ per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On March 19, 2010, St. George entered into a Voting and Standstill Agreement (the “Voting Agreement”) with Issuer. As discussed above, St. George is the beneficial owner by assignment of all 1,882,583 Shares held by Mr. Fife and Iliad. The Voting Agreement provides that St. George will vote in accordance with the recommendations of the Issuer’s Board of Directors on all issues brought before the shareholders for at least 18 months, unless the Issuer is in default with the terms of the Voting Agreement. In exchange, St. George and its affiliates will withdraw their slate of directors for the up coming Annual Meeting of Shareholders to be held on April 23, 2010. In the Voting Agreement, St. George covenants that it will not engage in any insurgent activity for at least 18 months.

In the Voting Agreement, the Issuer agrees to give St. George an option to put some or all of its shares back to the Issuer, but this option cannot be exercised for 18 months unless the Issuer is in default with the terms of the Voting Agreement. If St. George were to elect to exercise the option, the price per share would be equal to a price at the volume weighted average of the closing prices for 30 days preceding March 16, 2010 (the “30-day Market Price”). If the price of the Issuer’s common stock is higher than $2.21 on a sustained basis, this put option is eliminated. In addition, the Issuer has an option to call all of St. George’s shares at any time prior to July 1, 2011 at a price equal to 90% of the 30-day Market Price. Between July 1, 2011 and September 30, 2011, the Issuer still has the right to call away all of St. George’s shares but without any discount to the 30-day Market Price.

In addition, St. George has agreed, if requested by the Issuer, to invest $600,000 in the Issuer in the form of Series A Convertible Preferred Stock. The rights and preferences of the Series A Convertible Preferred Stock are set forth in a Certificate of Designations (copy attached). The Series A Convertible Preferred Stock is non-voting on all issues except for those affecting the class of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock carries a 3% dividend that is payable quarterly in cash or in kind (in additional shares of Series A Convertible Preferred Stock) at the option of the Issuer. The holder of the Series A Convertible Preferred Stock has the right to convert the Series A Convertible Preferred Stock into common shares at any time, but any common shares received upon conversion would be subject to the Voting Agreement. The holder of the Series A Convertible Preferred Stock has the option to put some or all of its shares back to the Issuer at the 30-day Market Price, but this option cannot be exercised for at least 18 months unless the Issuer is in default with the terms of the Certificate of Designations. If the price of the Issuer’s common stock is higher than $2.21 on a sustained basis, this put option is eliminated. In addition, the Issuer has an option to call all of the holder’s Series A Convertible Preferred Stock at any time prior to July 1, 2011 at a price equal to 90% of the 30-day Market Price. Between July 1, 2011 and September 30, 2011, the Issuer still has the right to call away all of the holder’s Series A Convertible Preferred Stock but without any discount to the 30-day Market Price.

The Issuer has agreed to register with the Securities and Exchange Commission all of St. George’s common shares and the common shares issuable upon conversion of the Series A Convertible Preferred Stock by July 1, 2011.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons.

2.	Voting and Standstill Agreement

3.	Certificate of Designations

4.	Press Release

5.	Assignment

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 19, 2010

/S/ JOHN M. FIFE
Name:	John M. Fife

Iliad Research and Trading, L.P.

By:	Iliad Management, LLC, its general partner

By:	Fife Trading, Inc., its manager

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC

By:	Fife Trading, Inc., its manager

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

St. George Investments, LLC. an Illinois limited liability company

By:	Fife Trading, Inc., an Illinois corporation, its manager

By:	/S/ JOHN M. FIFE
Name:	John M. Fife
Title:	Authorized Signatory

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of United American Healthcare Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 19th day of March, 2010.

/s/ John M. Fife
Name: John M. Fife

Iliad Research and Trading, L.P.
By:	Iliad Management, LLC, its general partner

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Iliad Management, LLC

By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Fife Trading, Inc.

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

St. George Investments, LLC, an Illinois limited liability company

By:	Fife Trading, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

Exhibit 2

VOTING AND STANDSTILL AGREEMENT

This Voting and Standstill Agreement (the “Agreement”) is made and entered into as of March 19, 2010 (“Effective Date”), between United American Healthcare Corporation, a Michigan corporation (“Company”) and St. George Investments, LLC, an Illinois limited liability company (“St. George”).

W I T N E S S E T H

WHEREAS, St. George Beneficially Owns Common Shares and may acquire additional Shares following the Effective Date;

WHEREAS, the Company believes it is in the best interests of its shareholders for St. George to withdraw its nominations for Directors so as to provide stability and to permit management and the Board to create shareholder value;

WHEREAS, the Company believes it is in the best interests of its shareholders for St. George to stand still with respect to any insurgent activities;

WHEREAS, the Company believes it is in the best interests of its shareholders to have a call option to purchase all of the shares owned now or in the future by St. George, according to the terms described herein;

WHEREAS, the Company believes it is in the best interests of its shareholders to have the ability, upon its request, to receive a cash investment from St. George to enable the Company to create shareholder value;

WHEREAS, St. George is willing to use its expertise and connections to assist the Company in identifying merger or acquisition opportunities; and

WHEREAS, the parties desire to make the covenants and agreements described herein.

NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.1 Certain Defined Terms. As used in this Agreement:

“Action” has the meaning set forth in SECTION 13.1(e).

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled By or is Under Common Control With, such specified Person.

“Agreement” has the meaning set forth in the introductory paragraph hereof.

“Beneficially Owns” means, with respect to any Person, that such Person or any of such Person’s Affiliates is deemed to beneficially own shares of capital stock of the Company, within the meaning of Rule 13d-3 of the General Rules and Regulations under the Exchange Act as in effect on the date of this Agreement; or shares of capital stock that such Person or any of such Person’s Affiliates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any securities of the Company; provided, however, that an agreement, arrangement or understanding shall not be deemed to include actions, including any agreement, arrangement or understanding, or statements by (i) any member of the Board of Directors, as comprised on the date of this Agreement (the “Existing Directors”), (ii) any subsequent directors of the Company who have been nominated by a majority of the Existing Directors (the “Successor Directors”), or (iii) any subsequent member of the Board of Directors who is elected by a majority of the Existing Directors and/or Successor Directors, nominating as a group.

“Board” means the Board of Directors of the Company.

“Business Combination” means any acquisition by the Company of substantially all of the outstanding shares or assets of a Person (including an unincorporated division or business) or the acquisition of substantially all of the outstanding shares or assets of the Company, in each case, whether by stock or asset purchase, merger, consolidation, share exchange or other business combination.

“Business Day” means a day on which federally-chartered banks are open for business in Illinois and Michigan.

“By-laws” means the by-laws of the Company, as amended or restated from time to time.

“Call Closing Date” has the meaning set forth in SECTION 6.5.

“Call Exercise Period” has the meaning set forth in SECTION 6.1.

“Call Notice” has the meaning set forth in SECTION 6.1.

“Call Option” has the meaning set forth in SECTION 6.1.

“Call Price” has the meaning set forth in SECTION 6.3.

“Call Price Per Share” has the meaning set forth in SECTION 6.4.

“Call Shares” has the meaning set forth in SECTION 6.1.

“Certificate of Designation” has the meaning set forth in SECTION 6.1.

“Charter” means the Articles of Incorporation of the Company, as amended or restated from time to time.

“Company” has the meaning set forth in the introductory paragraph hereof.

“Common Shares” means the shares of common stock of the Company.

“Control” (including the terms “Controlled By” and “Under Common Control With”) means the possession, directly or indirectly, of the power to direct or cause the direction of management, policies or activities of a Person, whether through the ownership of voting securities or other interests, by contract or otherwise.

“Conversion Shares” means, collectively, the Common Shares issuable upon conversion of the Preferred Shares in accordance with the terms of Exhibit A.

“Director” means any member of the Board.

“Effective Date” has the meaning set forth in the introductory paragraph hereof.

“Encumbrance” means any encumbrance, lien, mortgage, charge, claim, option, pledge, license, sublicense, security interest, assignment by way of security, call, proxy or similar restriction.

“Event of Default” has the meaning set forth in SECTION 11.1.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or any similar successor statute.

“Expenses” has the meaning set forth in SECTION 12.1.

“Fiscal Year 2010” means the fiscal year of the Company ending on June 30, 2010.

“Group” has the meaning assigned to such term in Section 13(d)(3) of the Exchange Act.

“Losses” has the meaning set forth in SECTION 12.1.

“Make-Whole Shares” has the meaning set forth in SECTION 11.3.

“Market Price” shall mean the volume weighted average of the closing prices during a 30 calendar day period immediately preceding March 16, 2010 of a share of the Company’s capital stock on the principal United States securities exchange registered under the Exchange Act on which such stock is listed.

“Person” means any individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

“Preferred Call” means the Company’s right to require St. George to make an investment in the Company as set forth in SECTION 8.1.

“Preferred Call Option” means the call option for the Preferred Shares set forth in Exhibit A.

“Preferred Call Notice” has the meaning set forth in SECTION 8.1.

“Preferred Issuance” has the meaning set forth in SECTION 8.1.

“Preferred Put Option” means the put option for the Preferred Shares set forth in Exhibit A.

“Preferred Shares” has the meaning set forth in SECTION 8.1.

“Put Closing Date” has the meaning set forth in SECTION 5.6.

“Put Commencement Date” means October 1, 2011 (subject to acceleration pursuant to SECTION 5.3).

“Put Exercise Period” has the meaning set forth in SECTION 5.1.

“Put Expiration Date” means the last day of the Put Exercise Period.

“Put Notice” has the meaning set forth in SECTION 5.1.

“Put Obligations” means the amounts that Company is required to pay to St. George if and when St. George exercises the Put Option and the Preferred Put Option.

“Put Option” has the meaning set forth in SECTION 5.1.

“Put Price” has the meaning set forth in SECTION 5.4.

“Put Price Per Share” has the meaning set forth in SECTION 5.5.

“Put Shares” has the meaning set forth in SECTION 5.1.

“Register”, “Registered” and “Registration” means a registration effected by preparing and filing a Registration Statement or Statements in compliance with the Securities Act providing for offering securities, and the declaration or ordering of effectiveness of such Registration Statement by the SEC.

“Registrable Securities” means the Shares, provided that for any particular securities, such securities shall cease to be Registrable Securities when they have been sold pursuant to an effective registration statement or in compliance with Rule 144 or are eligible to be sold pursuant to Rule 144 without volume limitations under Rule 144(e).

“Registration Period” means the period from the Effective Date to the earliest of (i) the date which is two (2) years after the SEC Effective Date, (ii) the date on which St. George may sell all of its Registrable Securities without registration under the Securities Act pursuant to Rule 144, without (A) restriction on the manner of sale or the volume of securities which may be sold in any period, and (B) the requirement for the giving of any notice to, or the making of any filing with, the SEC, and (iii) the date on which St. George no longer beneficially owns any Registrable Securities.

“Registration Statement” means a registration statement of the Company under the Securities Act, including any amendment thereto, required to be filed by the Company pursuant to this Agreement.

“Reporting Service” means Bloomberg LP or if that service is not then reporting the relevant information regarding the common stock, a comparable reporting service of national reputation selected by St. George and Company.

“Rule 144” means Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit a holder of any securities to sell securities of the Company to the public without registration under the Securities Act.

“SEC” means the United States Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.

“SEC Effective Date” means the date the Registration Statement is declared effective by the SEC.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute.

“Shareholders’ Equity” means shareholders’ equity as defined by Generally Accepted Accounting Principles and as reported on the Company’s audited financial statements prepared in accordance with past practices.

“Shares” means (a) the Common Shares held by St. George or its Affiliates as of the Effective Date, or the Common Shares or Preferred Shares acquired by St. George or its Affiliates thereafter, including upon any stock split, stock dividend, payment-in-kind dividend, recapitalization or similar event with respect to such Common Shares or Preferred Shares; (b) any Conversion Shares issued or issuable to St. George or its Affiliates upon the conversion of any Preferred Shares and (c) any other security of the Company issued to St. George or its Affiliates, including those issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, Shares.

“St. George” has the meaning set forth in the introductory paragraph hereof.

“St. George Party” has the meaning set forth in SECTION 12.1.

“Triggering Event” means the earliest of (x) the Company’s execution of a letter of intent for a Business Combination, (y) the Company’s execution of definitive agreements for a Business Combination and (z) the Company’s public announcement (by press release, filing of a Current Report on Form 8-K or similar means) that it intends to consummate a Business Combination.

“Volume Weighted Average Price” or “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the principal trading market during the period beginning at 9:30:01 am., New York City time (or such other time as the principal trading market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York City time (or such other time as the principal trading market publicly announces is the official close of trading) as reported by the Reporting Service (as defined below) through its ‘Volume at Price’ functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York City time (or such other time as the principal trading market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York City time (or such other time as the principal trading market publicly announces is the official close of trading), as reported by the Reporting Service, or, if no dollar volume-weighted average price is reported for such security by the Reporting

Service for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Volume Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Volume Weighted Average Price of such security on such date shall be the fair market value as determined by St. George and Company.

ARTICLE II.

RECITALS

SECTION 2.1 Recitals. The above recitals are made a part hereof and incorporated herein.

ARTICLE III.

VOTING AGREEMENT

SECTION 3.1 Voting Agreement. During the period commencing on the Effective Date and terminating as provided in SECTION 3.3, at any meeting of the shareholders of the Company, however called, or in connection with any written consent of the shareholders of the Company, St. George shall vote or consent to vote the Shares with respect to any matter coming before the shareholders for a vote as recommended by a majority of the Board. This voting agreement will be effectuated by the grant of irrevocable proxies pursuant to SECTION 3.2. Currently, Common Shares are held by two St. George Affiliates, John M. Fife and Iliad Research and Trading, L.P. St. George hereby covenants and represents that St. George will cause its Affiliates to issue the proxies consistent with SECTION 3.2 for Common Shares and Conversion Shares described herein and deliver the same to Company concurrently with the issuance of the Preferred Stock together with evidence of assignment of Beneficial Ownership from such Affiliates to St. George.

SECTION 3.2 Irrevocable Proxy. St. George hereby irrevocably constitutes and appoints the Secretary of the Company as its attorney-in-fact and proxy, with full power of substitution, to vote and otherwise act (by written consent or otherwise) with respect to the Shares which St. George is entitled to vote at any meeting of shareholders of the Company (whether annual or special and whether or not at an adjourned or postponed meeting) or consent to vote in lieu of any such meeting or otherwise, on any matter coming before the shareholders for a vote, and to duly execute and deliver any and all consents, instruments or other agreements or documents in order to take any and all such actions in connection with or in furtherance of the obligations of St. George set forth in SECTION 3.1. St. George intends that the proxy granted hereby shall be coupled with an interest pursuant to this Agreement and that such proxy, therefore, shall be irrevocable until the date specified in SECTION 3.3.

SECTION 3.3 Termination of Voting Agreement and Proxy. The voting agreement set forth in SECTION 3.1 and the proxy set forth in SECTION 3.2 shall expire on the Put Expiration Date (other than as a result of the elimination of the Put Option pursuant to SECTION 5.2), unless terminated sooner pursuant to Article XI.

SECTION 3.4 Other Proxies. St. George hereby revokes all other proxies and powers of attorney with respect to the Shares that it heretofore may have appointed or granted, and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by St. George with respect thereto. All authority herein conferred or agreed to be conferred shall survive the dissolution of St. George and any obligation of St. George under this Agreement shall be binding upon the successors and assigns of St. George, except as otherwise provided herein.

SECTION 3.5 Restrictions on Transfer.

(a) Prior to or following the SEC Effective Date, but subject to SECTION 5.2, St. George may sell any of the Common Shares or Conversion Shares held by St. George in the open market pursuant to a Registration or an exemption from registration under the Exchange Act free and clear of the terms and conditions of this Agreement, and the obligations of St. George under this Agreement shall not be binding upon any purchaser of shares in the open market.

(b) St. George may sell, exchange, pledge, encumber or otherwise transfer or dispose of in one or more privately placed transactions, or agree to sell, exchange, pledge, encumber or otherwise transfer or dispose of, any of the Shares in one or more privately placed transactions, or any interest therein, or enter into any agreement, arrangement, commitment, understanding or undertaking to do any of the foregoing in a private transaction, provided that the obligations of St. George under this Agreement shall be binding upon any transferee or assignee of the Shares.

SECTION 3.6 Exceptions to Restrictions on Transfer. If the Company shall have entered into a definitive agreement providing for, or, in the case of clause (ii) below, the Board shall have recommended in favor of, (i) any direct or indirect acquisition or purchase by any Person or Group of a majority of the issued and outstanding Common Shares, (ii) any tender offer or exchange offer that if consummated would result in any Person or Group acquiring a majority of the issued and outstanding Common Shares or (iii) any merger, consolidation, share exchange or other business combination involving the Company which, if consummated, would result in the shareholders of the Company immediately prior to the consummation of such transaction ceasing to own at least a majority of the equity interests in the surviving entity (or any direct or indirect parent of such surviving entity), then notwithstanding anything contained herein to the contrary, any Shares transferred or assigned by St. George pursuant to such definitive agreement or tender offer or exchange offer shall not be subject to the obligations of St. George under this Agreement (including the Put Option, the Call Option and the restrictions in Article III and Article IV).

SECTION 3.7 Transfers to Affiliates. Notwithstanding anything contained in this Agreement to the contrary, St. George may transfer Shares to one or more Affiliates of St. George, provided that any such transferee agrees in writing to be bound by the terms of this Agreement, and St. George and such Affiliates shall not be deemed to be a Group for purposes of this Agreement.

ARTICLE IV.

STANDSTILL

SECTION 4.1 Standstill Agreement. St. George covenants and agrees with the Company that it shall not, during the period commencing on the Effective Date and terminating as provided in SECTION 4.2 directly or indirectly, alone or in concert with others, unless specifically requested in writing by the Company or by a resolution of a majority of the Directors (or take any action that would require the Company to make an announcement regarding any of the following):

(a) effect, seek, offer, engage in, propose (whether publicly or otherwise) or cause or participate in, or assist any other Person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or participate in:

(i) any exchange offer, merger, consolidation, share exchange, business combination, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company or any of its subsidiaries or any material portion of its or their business or any purchase of all or any substantial part of the assets of the Company or any of its subsidiaries or any material portion of its or their business; or

(ii) any “solicitation” of “proxies” (as such terms are used the proxy rules of the SEC but without regard to the exclusion set forth in Section 14a-1(1)(2)(iv) from the definition of “solicitation”) with respect to the Company or any of its Affiliates or becoming a “participant” in any “election contest” (as such terms are used in the proxy rules of the SEC) with respect to the Company or any of its Affiliates;

(b) propose any matter for submission to a vote of shareholders of the Company or call or seek to call a meeting of the shareholders of the Company;

(c) seek election to the Board, seek to place a representative or other nominee on the Board or seek the removal of any Director;

(d) grant any proxy with respect to any Shares (other than to the Secretary of the Company);

(e) execute any written consent with respect to any Shares, other than at the request of the Company or a majority of the Directors;

(f) form, join or participate in a Group with respect to any Shares or deposit any Shares in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares or other agreement having similar effect;

(g) take any other action to seek to affect the control of the management or Board of the Company or any of its Affiliates, including publicly suggesting or announcing its willingness to engage in or have another Person engage in a transaction that could reasonably be expected to result in a transaction of the type described in SECTION 4.1(a)(i);

(h) enter into any discussions, negotiations, arrangements or understandings with any Person with respect to any of the foregoing, or advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing; with respect to the Company or the Common Shares, (i) otherwise communicate with the Company’s shareholders or others pursuant to Rule 14a-1(1)(2)(iv) under the Exchange Act, (ii) participate in, or take any action pursuant to any “shareholder access” proposal that may be adopted by the SEC, whether in accordance with proposed Rule 14a-11 or otherwise, or (iii) conduct any nonbinding referendum;

(i) make any statement or disclose to any Person, or otherwise induce, encourage, discuss or facilitate, any intention, plan or arrangement inconsistent with the foregoing or which would result in the Company or any of its Affiliates to be required to make any such disclosure in any filing with a governmental entity or being required to make a public announcement with respect thereto;

(j) bring any action or otherwise act to contest the validity of this Article IV (including this SECTION 4.1) or seek a release from the restrictions contained in this Article IV; or

(k) request the Company or any of its Affiliates, Directors, officers, employees, representatives, advisors or agents, or any party hereto, directly or indirectly, to amend or waive this Article IV, the Charter or the By-laws (or similar constituent documents) of the Company or any of its Affiliates.

SECTION 4.2 Termination of Standstill Agreement. The standstill agreement set forth in SECTION 4.1 shall expire on the Put Expiration Date (other than as a result of the elimination of the Put Option pursuant to SECTION 5.2), unless terminated sooner pursuant to Article XI.

SECTION 4.3 Exceptions to Standstill Agreement. If the Company shall have entered into a definitive agreement providing for, or, in the case of clause (ii) below, the Board shall have recommended in favor of, (i) any direct or indirect acquisition or purchase by any Person or Group of a majority of the issued and outstanding Common Shares, (ii) any tender offer or exchange offer that if consummated would result in any Person or Group acquiring a majority of the issued and outstanding Common Shares or (iii) any merger, consolidation, share exchange or other business combination involving the Company which, if consummated, would result in the shareholders of the Company immediately prior to the consummation of such transaction ceasing to own at least a majority of the equity interests in the surviving entity (or any direct or indirect parent of such surviving entity), then notwithstanding anything contained herein to the contrary, St. George may take actions otherwise prohibited by SECTION 4.1 if such actions are consistent with such definitive agreement or tender offer or exchange offer.

ARTICLE V.

PUT OPTION

SECTION 5.1 Put Option. During the period beginning on the Put Commencement Date and terminating one hundred and eighty (180) days thereafter (the “Put Exercise Period”) St. George shall have the right and option on up to three (3) occasions (the “Put Option”), exercisable from time to time by written notice (the “Put Notice”) delivered to Company by registered mail, overnight courier or facsimile stating that St. George intends to exercise its rights pursuant to this SECTION 5.1, to sell to Company and to cause Company to purchase from St. George any or all of the Common Shares and Conversion Shares then held by St. George (such number of Shares specified in such Put Notice, the “Put Shares”), for an aggregate purchase price equal to the Put Price. Each time that St. George exercises the Put Option, the number of Put Shares shall be at least ten percent (10%) of the Common Shares and Conversion Shares then held by St. George. The Put Notice shall also specify the Put Closing Date. The Put Notice shall be deemed to have been delivered (i) five (5) Business Days after being mailed by registered mail (return receipt requested and postage prepaid) to the recipient, (ii) one (1) Business Day after being sent by overnight courier (receipt confirmation requested) or (iii) if sent by facsimile transmission, on the date of such transmission, with a confirming copy deposited in the United States mail, postage prepaid. If St. George fails to deliver a Put Notice during the Put Exercise Period, St. George shall have forfeited the Put Option.

SECTION 5.2 Elimination of the Put Option. After the SEC Effective Date, the Put Option shall be eliminated if the Company creates Shareholder Value. “Shareholder Value” is defined as the occurrence of one of the following: (i) if following the SEC Effective Date, within any rolling 90 trading day period (in which the Registration Statement is continuously effective) the average of the 30 highest Volume Weighted Average Prices (not required to be consecutive) of the Common Shares is greater than $2.21 or (ii) if following the SEC Effective Date, within any rolling 90 trading day period (in which the Registration Statement is continuously effective) the average Volume Weighted Average Price of the Common Shares for 20 consecutive trading days is greater than $2.21. For the avoidance of doubt, all of the days in the computation of (i) and (ii) above shall fall within a period when the Registration

Statement is continuously effective. If the Put Option is eliminated, then St. George may sell or otherwise transfer the Shares pursuant to SECTION 3.5 or may continue to hold the Shares subject to the terms and conditions of this Agreement, including the voting agreement set forth in Article III and the standstill agreement set forth in Article IV. If the Put Option is eliminated pursuant to this SECTION 5.2, in connection with any sale, transfer or other disposition permitted by SECTION 3.5, St. George shall in no event sell Common Shares or Conversion Shares as a result of which its Beneficial Ownership of Common Shares would be less than 1,882,583 Shares until March 31, 2012, at which time the restrictions contained in this sentence shall be eliminated.

SECTION 5.3 Acceleration of the Put Option. The Put Commencement Date shall accelerate and the Put Option shall become immediately exercisable by St. George, in accordance with the procedures and terms set forth in this Article V, upon the occurrence of an Event of Default which is not cured as provided in SECTION 11.2.

SECTION 5.4 Put Price. For purposes hereof, with respect to each exercise of the Put Option, the term “Put Price” shall mean the Put Price Per Share multiplied by the number of Put Shares.

SECTION 5.5 Put Price Per Share. The “Put Price Per Share” shall be equal to the Market Price.

SECTION 5.6 Put Closing Date. St. George shall fix the date (a “Put Closing Date”) for the exercise of a Put Option no earlier than ten (10) but not more than thirty (30) Business Days after the Put Notice is deemed to be delivered as set forth in SECTION 5.1 hereof.

SECTION 5.7 Closing Deliveries. On the Put Closing Date, St. George will physically or electronically deliver certificates representing the Put Shares (if physical certificate delivery, duly endorsed for transfer by St. George or accompanied by duly executed stock powers in blank) to Company, and Company shall deliver payment of the Put Price in cash by wire transfer of immediately available funds to an account at a bank designated by St. George.

SECTION 5.8 Non-compliance. If the Company does not honor the Put Option and comply with the terms of this Article V, interest shall be due and payable on the portion of the Put Price not paid at an annual rate of eighteen percent (18%) payable monthly in cash.

ARTICLE VI.

CALL OPTION

SECTION 6.1 Call Option. During the period beginning on the Effective Date and terminating on September 30, 2011 (the “Call Exercise Period”) Company shall have the right and option (the “Call Option”), exercisable by written notice (the “Call Notice”) delivered to St. George by registered mail, overnight courier or facsimile stating that Company intends to exercise its rights pursuant to this SECTION 6.1, to purchase from St. George and to cause St. George to sell to Company all, but not less than all, of the Common Shares and Conversion Shares then held by St. George (the “Call Shares”) for an aggregate purchase price equal to the Call Price. The Call Notice shall also specify the Call Closing Date. Additionally, the Call Option may only be exercised in conjunction with and at the same time as the Preferred Call Option, the Call Option must be exercised if Company exercises the Preferred Call Option, and the Preferred Call Option must be exercised if the Company exercises the Call Option. The Call Notice shall be deemed to have been delivered (i) five (5) Business Days after being mailed by registered mail (return receipt requested and postage prepaid) to the recipient, (ii) one (1) Business Day after being sent by overnight courier (receipt confirmation requested) or (iii) if sent by facsimile transmission, on the date of such transmission, with a confirming copy deposited in the United States mail, postage prepaid. If Company fails to deliver a Call Notice during the Call Exercise Period, Company shall have forfeited the Call Option.

SECTION 6.2 Elimination of the Call Option. The Call Option shall be eliminated upon the occurrence of one of the following: (i) the Put Option is eliminated pursuant to SECTION 5.2, (ii) the Put Commencement Date is accelerated pursuant to SECTION 5.3, or (iii) a Triggering Event.

SECTION 6.3 Call Price. For purposes hereof, the term “Call Price” shall mean the Call Price Per Share multiplied by the number of Call Shares.

SECTION 6.4 Call Price Per Share. If the Call Closing Date occurs during the period beginning on the Effective Date and ending on June 30, 2011, the “Call Price Per Share” shall be equal to the Market Price less ten percent (10%). If the Call Closing Date occurs during the period beginning on July 1, 2011 and ending on September 30, 2011, the Call Price Per Share shall be equal to the Market Price.

SECTION 6.5 Call Closing Date. Company shall fix the date (the “Call Closing Date”) for the exercise of the Call Option no earlier than ten (10) but not more than thirty (30) Business Days after the Call Notice is deemed to be delivered as set forth in SECTION 6.1 hereof.

SECTION 6.6 Closing Deliveries. On the Call Closing Date, St. George will physically or electronically deliver certificates representing the Call Shares (if physical certificate delivery, duly endorsed for transfer by St. George or accompanied by duly executed stock powers in blank) to Company, and Company shall deliver payment of the Call Price in cash by wire transfer of immediately available funds to an account at a bank designated by Company. The Call Option and the Preferred Call Option may only be paid in cash.

SECTION 6.7 Section 16 Compliance. Company shall not exercise the Call Option at any time that would result in St. George incurring short swing profit liability to permit the recapture of profits by the Company pursuant to Section 16 of the Exchange Act involving an equity security in a transaction within a period of 6 months.

ARTICLE VII.

CONDITIONS PRECEDENT

SECTION 7.1 Conditions to Obligations of Company and St. George. The obligations of Company and St. George to consummate the transactions contemplated by this Agreement to occur on each Put Closing Date or Call Closing Date shall be subject to the satisfaction or waiver of the following conditions on or prior to the applicable Put Closing Date or Call Closing Date:

(a) No Injunction. No preliminary or permanent injunction or other order shall have been issued by any court of competent jurisdiction, or by a governmental or regulatory body, which remains in effect and invalidates any or all of the provisions of this Agreement or prohibits or enjoins the consummation of any of the transactions contemplated by this Agreement.

(b) No Prohibitions. A prohibition shall not exist on the repurchase under, and the repurchase shall not otherwise violate, Section 345 of the Michigan Business Corporation Act of 1972, as amended, or any other applicable successor statute, or the applicable statutes of any state in which Company reincorporates.

ARTICLE VIII.

PREFERRED CALL

SECTION 8.1 Preferred Call. At any time after May 1, 2010 and prior to the earlier of (x) July 1, 2011 and (y) the Company’s filing of a Registration Statement for the Shares, the Company may give written notice to St. George (the “Preferred Call Notice”) that it has elected to require that St. George make an investment of up to $600,000 in the Company by purchasing newly-issued shares of Series A Convertible Preferred Stock (the “Preferred Stock”) which have the rights, preferences, privileges and restrictions set forth on the Certificate of Designation attached hereto as Exhibit A (the “Certificate of Designation”). The number of shares of Preferred Stock to be issued to St. George (the “Preferred Issuance”) shall be equal to 600,000 divided by the VWAP for the common stock for the thirty calendar days immediately prior to the date of issuance of the shares; provided that if there has occurred a Triggering Event, the VWAP shall be based on the thirty calendar days prior to the earliest of the Triggering Events. The Company shall concurrently with the giving of notice of the exercise of the Preferred Call take such actions as are necessary to adopt and file the Certificate of Designation which shall authorize a sufficient number of shares of Preferred Stock for both the Preferred Issuance and additional shares for the payment of dividends in kind and shall reserve a sufficient number of Common Shares for issuance upon the conversion of the Preferred Shares. The Preferred Shares shall (i) be convertible into Common Shares at any time; (ii) receive a quarterly dividend at a rate of three percent (3%) annually to be paid in cash or in additional Preferred Shares at the Company’s election; and (iii) be non-voting except for matters that affect the class of Preferred Shares. Any Conversion Shares shall be subject to all of the terms and conditions of this Agreement, including the Put Option and Call Option.

SECTION 8.2 Purchase of Preferred Shares. Within five Business Days following receipt of the Preferred Call Notice together with evidence of the filing of the Certificate of Designation, St. George shall purchase from the Company for $600,000 cash by wire transfer the Preferred Issuance and the Company shall either issue certificates evidencing the Preferred Issuance or book-entry transfers reflecting the Preferred Issuance.

ARTICLE IX.

REGISTRATION RIGHTS

SECTION 9.1 Registration. The Company shall prepare and, on or prior to June 30, 2011, file with the SEC a Registration Statement on Form S-3 (or, if the Company is not eligible to use such form at the time of filing with the SEC, Form S-1) which, on the date of filing with the SEC, covers the resale of Common Shares equal to the number of Common Shares, Conversion Shares and Make-Whole Shares held by St. George or which may be issued to St. George pursuant to this Agreement. Without the written consent of St. George, the Registration Statement shall not include securities to be sold for the account of any Person that holds Common Shares (or any other security holder of Company), other than St. George and other than Common Shares issued in connection with an acquisition or strategic transaction approved by a majority of the Board provided that if Company and St. George determine in good faith that due to market conditions, not all such Common Shares can be registered, all Shares of St. George shall be registered before any Common Shares of any other Person shall be registered. The Company shall request the Registration Statement to remain effective during the Registration Period.

SECTION 9.2 Other Registrations. Prior to the SEC Effective Date, the Company shall not file any other registration statement or any amendment thereto with the SEC under the Securities Act, or request the acceleration of the effectiveness of any other registration statement previously filed with the SEC, for any Person that holds Common Shares (or any other security holder of Company), other than St. George (or subject to the provisions of SECTION 9.1, for a Person in connection with an acquisition or strategic transaction).

SECTION 9.3 Reports. The Company shall file all reports required to be filed by the Company with the SEC in a timely manner so as to obtain and/or maintain eligibility for the use of Form S-3.

SECTION 9.4 Expenses. All reasonable expenses (other than underwriting discounts and commissions and other fees and expenses of investment bankers engaged by St. George and other than brokerage commissions), incurred in connection with registrations, filings or qualifications pursuant to this Article IX, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees and the fees and disbursements of counsel for the Company, shall be borne by the Company.

ARTICLE X.

COVENANTS

SECTION 10.1 Covenants of Company. Company agrees that, during the period beginning on the Effective Date and ending on the earlier of (i) the expiration of the Put Exercise Period or (ii) the Company’s payment in full of the Put Obligations:

(a) Company shall not enter into any agreement that would interfere with this Agreement (e.g. a loan agreement that restricts equity redemptions or dividends);

(b) Company shall not permit its unrestricted cash to fall below twenty percent (20%) of Shareholders Equity (as measured in the Company’s audited financial statements for Fiscal Year 2010). Company shall provide St. George with a pro forma estimate of Shareholders Equity as of June 30, 2010. For purposes of this paragraph, the proceeds of St. George’s purchase of Preferred Shares pursuant to ARTICLE VIII shall not be included within Shareholders’ Equity. Company shall provide a certificate to St. George within ten (10) days after the end of each calendar month certifying that Company is in compliance with the covenant contained in this paragraph; provided that the certificate shall be based on the Company’s pro forma estimate of Shareholders Equity as of June 30, 2010 (which shall be updated each month), until the audited financial statements for Fiscal Year 2010 have been prepared.

(c) In addition to SECTION 10.1(b) above, as restrictions are lifted from any restricted cash on the Company’s balance sheet as reported in its quarterly report for the quarter ending December 31, 2009, an additional amount of cash shall be reserved for the purpose of honoring the Put Option and the Preferred Put Option, if and when the options are exercised by St. George; provided that the cash reserved pursuant to SECTION 10.1(b) together with the cash reserved pursuant to this SECTION 10.1(c) shall not exceed the Put Obligations; and provided that the cash reserved pursuant to SECTION 10.1(b) together with the cash reserved pursuant to this SECTION 10.1(c) shall be equal to, but shall not be required to exceed, 65% of the Put Obligations as of May 31, 2010, 85% of the Put Obligations as of June 30, 2010 and 100% of the Put Obligations as of July 31, 2010. The certificate provided in SECTION 10.1(b) shall also certify that these percentages have been met. If Shares are acquired after the Effective Date that are subject to either the Put Option or Preferred Put

Option, then St. George shall notify the Company in writing (with the filing of Form 4’s with the SEC constituting sufficient notice), and the Company shall have two months to set aside sufficient cash to satisfy the Put Obligations with respect to these Shares, and the Company shall certify as to compliance with the forgoing in its monthly compliance certificates referred to in SECTION 10.1(b). After achieving compliance with the cash set aside requirements in each instance, the Company shall thereafter maintain sufficient cash to satisfy 100% of the Put Obligations until the earlier of the expiration of the Put Exercise Period or the Company’s payment in full of the Put Obligations. If St. George elects in writing not to exercise the Put Option and the Preferred Put Option, or if the Put Option and the Preferred Put Option expire in accordance with their terms, the Company shall be permitted to use this cash for any other operating purpose.

(d) After any Put Commencement Date, the Company shall maintain sufficient liquidity and cash resources to be able to honor the Put Option and the Preferred Put Option in compliance with Section 345 of the Michigan Business Corporation Act of 1972, as amended, or any other applicable successor statute, or the applicable statutes of any state in which Company reincorporates; and

(e) In lieu of maintaining the covenant contained in SECTION 10.1(b), the Company may provide a letter of credit in the amount of the Put Price that names St. George as the account beneficiary, and in a form acceptable to St. George exercising reasonable judgment, or otherwise establish a segregated and dedicated account containing an amount equal to the Put Price that is specially and exclusively reserved for the benefit of St. George if and when it elects to exercise the Put Option and the Preferred Put Option.

SECTION 10.2 Cooperation; Further Assurances.

(a) Subject to the terms and conditions of this Agreement, each of the Parties shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including providing information and using reasonable efforts to obtain all necessary or appropriate waivers, consents and approvals, and effecting all necessary registrations and filings.

(b) In case at any time before or after any Put Closing Date or Call Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of the Parties shall execute such further documents (including assignments, acknowledgments and consents and other instruments of transfer) and shall take such further action as shall be necessary or desirable to carry out the purposes of this Agreement, in each case to the extent not inconsistent with applicable law.

(c) Subject to the terms and conditions hereof, each of the Parties shall use its reasonable efforts to cause the fulfillment at the earliest practicable date of all of the conditions to the obligations of the Parties to consummate the transactions contemplated by this Agreement.

(d) Insofar as any applicable law or regulation changes after the Effective Date in a manner that prevents St. George from realizing the benefit of its bargain hereunder (e.g., change in securities laws affecting registration statement or sales), the Company shall cooperate with St. George to deliver to St. George the benefit of its bargain as closely as possible to the original terms contained herein.

SECTION 10.3 Public Disclosure. With respect to any public disclosure required to be made by any Party of the existence of this Agreement, the contents hereof or the transactions contemplated hereby, such Party shall give the other Party at least one (1) Business Day to review its proposed form of public disclosure.

SECTION 10.4 Observation Rights. From the Effective Date until the earlier of (i) the expiration of the Put Exercise Period or (ii) the Company’s payment in full of the Put Obligations, the Company shall give a designee of St. George copies of all notices, minutes, consents, and other material that it provides to its Directors at or about the same time as delivered to the Directors. A designee of St. George shall have the right to attend, in a non-voting observer status, all meetings of the Board and all meetings of any committees of the Board. Notwithstanding anything to the contrary in this Section, the Company reserves the right to withhold any information and to exclude a St. George observer from any meeting or portion thereof (so long as the Company notifies such observer of such withholding or exclusion) if access to such information or attendance at such meeting would (i) in the reasonable judgment of the Company’s outside counsel, prevent the members of the Board from engaging in attorney-client privileged communication with counsel to the material detriment of the Company or (ii) in the good faith determination of a majority of the members of such Board, result in a conflict of interest with St. George. The Company will withhold information and restrict attendance at meetings only under the circumstances set forth in the preceding sentence and will notify St. George in advance at least one (1) Business Day of any action taken by its Board at any meeting at which attendance by such observer is so restricted (except to the extent that such notification would jeopardize the privilege that the Company was seeking to preserve or would result in the conflict that the Company was seeking to avoid). St. George and its designee shall be subject to all of the Company’s inside trading policies.

SECTION 10.5 Covenants of St. George. St. George covenants and agrees with the Company that during the period beginning on the Effective Date and terminating on the Put Commencement Date:

(a) It shall use commercially reasonable efforts to assist the Company, upon Company’s request, in identifying possible merger or acquisition opportunities for the Company without charging any fees in connection with these services; provided, however, that St. George makes no assurances that any possible merger or acquisition candidate will be acceptable to the Company’s Board of Directors or its shareholders (and the Company shall not use this SECTION 10.5(a) as a defense to excuse any performance on the Company’s part of its obligations under this Agreement).

(b) It shall withdraw, as of the Effective Date, the nominations it made for the Company’s Board as indicated in the preliminary proxy on Schedule 14(a) and 13D-A filed on or around January 22, 2010; and

(c) It shall not, directly or indirectly, alone or with its Affiliates, acquire more than thirty five percent (35%) of the issued and outstanding Common Shares, provided that the foregoing limitation shall not include the Conversion Shares.

ARTICLE XI.

DEFAULT

SECTION 11.1 Default. Company will be deemed in default under this Agreement upon the occurrence of any of the following (each an “Event of Default”):

(a) Company breaches this Agreement, and such breach is not cured by Company within ten (10) days of receipt of notice of breach;

(b) Company becomes insolvent, or admits in writing its inability to pay debts as they become due, a petition under any section or chapter of the Bankruptcy Reform Act of 1978 or any similar law or regulation is filed by or against Company (provided, however, that if the filing of a Bankruptcy petition is involuntary, Company shall have 30 days from the date of filing to have said petition dismissed), or Company shall make an assignment for the benefit of creditors;

(c) A judgment is entered by a court of competent jurisdiction against Company in excess of two million dollars ($2,000,000) which is not stayed or discharged within sixty (60) days, and the Company does not have sufficient cash on hand to honor the Put Option and Preferred Put Option;

(d) The Company becomes delinquent in its periodic reporting requirements under Section 13 of the Exchange Act that has the effect to bar St. George from reliance on Rule 144 of the Securities Act or to preclude the use of an effective Registration Statement;

(e) The Common Shares are delisted from a national securities exchange, NASDAQ, or fail to be quoted on the OTC Bulletin Board; or

(f) Following the exercise of the Preferred Call, there is an Event of Default under the Certificate of Designations.

SECTION 11.2 Notice of Default. Upon the occurrence of an Event of Default, St. George shall send a notice of default to Company. The notice of default shall include the default date. If the default is not cured within any applicable cure period, in addition to all other rights and remedies provided at law or in equity or elsewhere in this Agreement, the Put Commencement Date shall accelerate to the later of (x) the default date specified in the notice pursuant to SECTION 5.3 if there is no cure period or (y) the last date of any applicable cure period. Additionally, as of the date of an Event of Default which is not cured within any applicable cure period, the voting agreement and proxy set forth in SECTION 3.1 and SECTION 3.2, and the standstill agreement set forth in SECTION 4.1, shall terminate.

SECTION 11.3 Make-Whole Shares. If the Company does not honor the Put Option or the Preferred Put Option in full because the Company has insufficient cash or is otherwise under a restraint that prevents the Company’s compliance, then, St. George shall be deemed to be a creditor of Company in the amount of the outstanding balance of the Put Obligations, together with interest on the Put Obligations at the rate of eighteen percent (18%) per annum. With respect to the Put Shares that have not been honored for payment, those Shares shall be deemed redeemed by the Company as of the Put Closing Date and St. George shall have no power or authority to control the disposition or voting of those Shares. At St. George’s option, St. George may elect to draw down tranches of Common Shares, subject to the limitation below, for sale in the market and will apply the net proceeds (after commissions) to the outstanding balance of the Put Obligations, plus interest. Insofar as the net proceeds of any tranche of Common Shares is insufficient to extinguish the Put Obligations, St. George may request from time to time further tranches of Common Shares until Company either pays the Put Obligations in cash or the net proceeds from the sale of Common Shares are sufficient to extinguish the Put Obligations. Each tranche of Common Shares requested by St. George shall not exceed 9.9% of the issued and outstanding Common Shares of Company. The Company shall electronically deliver the tranche shares to an account designated by St. George within 3 Business Days of the Company’s receipt of the request. All Common Shares issued to St. George following Company’s failure to honor the Put Option or the Preferred Put Option pursuant to this SECTION 11.3 shall be referred to as “Make-Whole Shares”. On the Put Closing Date, the Put Shares shall be deemed to be redeemed

ARTICLE XII.

INDEMNIFICATION

SECTION 12.1 Indemnification. Company hereby unconditionally agrees to indemnify and hold harmless St. George and each of its Affiliates, members, managers, directors, officers, agents, successors and assigns (each a “St. George Party”; collectively, “St. George Parties”) to the fullest extent permitted by law, from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, costs, disbursements and liabilities (including amounts paid in settlement) (collectively, “Losses”) and expenses, including, without limitation, all fees and expenses of each of the St. George Parties’ counsel and each of the St. George Parties’ reasonable out-of-pocket expenses actually and reasonably incurred by each of the St. George Parties or on their behalf in connection with the investigation of any pending or threatened claims or the preparation for, the defense of, or the furnishing of evidence in, any pending or threatened litigation, claim, investigation or proceedings, in which any of the St. George Parties is an actual or threatened party or participant thereto (collectively, “Expenses”) based upon or arising out of any issue or controversy that is in any way related to any claim, cause of action, allegation, action, suit, proceeding, litigation, arbitration or investigation brought by or against any St. George Party at law or in equity, or before or by any federal, state, municipal, foreign or other governmental department, commission, board, agency, instrumentality or authority by any third party (other than Company) relating to Board action or inaction while St. George or its designee has observer status to the Board as provided in SECTION 10.4. Expenses will be reimbursed or advanced when and as incurred or within thirty (30) days upon submission by any of the St. George Parties of statements to Company. Company shall not be required to indemnify a St. George Party to the extent that a court or tribunal finds that it is unlawful or against public policy to do so.

SECTION 12.2 Indemnification Procedure. If any litigation, investigation or proceeding is commenced as to which a St. George Party proposes to demand indemnification pursuant to SECTION 12.1, the St. George Party will notify Company with reasonable promptness; provided, however, that any failure by the St. George Party to notify the Company will relieve the Company from its obligations only to the extent the Company has been prejudiced by such failure or delay. The St. George Party will have the right to retain counsel (and local counsel, if appropriate) of its own choice to represent it (but subject to the Company’s prior approval, which approval shall not be unreasonably withheld). The Company will pay the reasonable fees, expenses and disbursements of such counsel within thirty (30) days upon submission by the St. George Party of detailed statements describing the services performed, applicable hourly rates and amounts charged. The Company retains the right to participate in the defense of such litigation, investigation or proceeding as to which the St. George Party seeks indemnification through counsel of the Company’s choice (the cost of which will be paid by the Company) and the St. George Party will reasonably cooperate with such counsel and the Company (including, keeping the Company reasonably informed of the defense, unless cooperation conflicts with the St. George Party’s own interests). Company will be liable for any settlement of any claim made against a St. George Party; provided that St. George Party shall not settle a claim without the written consent of Company, which consent will not be unreasonably withheld. Company shall not settle a claim brought against a St. George Party without the written consent of the St. George Party, which consent will not be unreasonably withheld unless the settlement solely involves the payment of monetary damages by Company.

ARTICLE XIII.

REPRESENTATIONS AND WARRANTIES

SECTION 13.1 Representations and Warranties of Company. Company represents and warrants to St. George as of the date hereof that:

(a) Due Incorporation. Company is a corporation duly organized, validly existing and in good standing under the laws of Michigan.

(b) Authority, Execution and Binding Effect. The execution, delivery and performance by Company of this Agreement and the transactions contemplated hereby are within its corporate powers, and have been duly authorized by all necessary action on the part of Company, and no other corporate act or proceeding on the part of Company is necessary to approve the execution and delivery of this Agreement or the consummation by Company of the transactions contemplated hereby. This Agreement has been validly executed and delivered by Company. Assuming due authorization, execution and delivery by St. George, this Agreement constitutes a valid and binding agreement of Company, enforceable against Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement or creditors’ rights generally or by equitable principles.

(c) No Governmental Consent Required. The execution, delivery and performance by Company of this Agreement require no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official except such as have been obtained or except where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not, in the aggregate, reasonably be expected to adversely affect the ability of Company to perform its obligations hereunder.

(d) No Conflicts. The execution, delivery and performance of this Agreement by Company will not, with or without the giving of notice or lapse of time, or both, (i) conflict with the Charter or By-laws or similar constitutive documents of Company or (ii) result in any breach of any terms or provisions of, or constitute a default under, or conflict with any material contract, agreement or instrument to which Company is a party or by which Company is bound, except for such breaches, defaults or conflicts which, individually or in the aggregate, would not be likely to have a material adverse effect on the financial position, results of operations or business of Company, or (iii) violate any material provision of law, statute, rule or regulation to which it is subject or any material order, judgment or decree applicable to Company.

(e) Litigation. There is no claim, cause of action, allegation, action, suit, proceeding, litigation, arbitration or investigation (“Action”) pending or, to Company’s knowledge, threatened (i) by or against Company or any of its Affiliates which would be likely to prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby or (ii) with respect to the transactions contemplated hereby, at law or in equity, or before or by any federal, state, municipal, foreign or other governmental department, commission, board, agency, instrumentality or authority which, if adversely determined, would be likely to prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby. There is no order, decree, injunction or judgment pending or in effect against Company or any of its Affiliates which would be likely to prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby.

(f) Preferred Shares. The Preferred Shares if sold to St. George upon exercise of the Preferred Call, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid and non-assessable. The Common Shares issuable upon conversion of the Preferred Shares will have been duly and validly reserved for issuance and, upon issuance, will be duly and validly issued, fully paid and non-assessable.

(g) Authorized Capital. The authorized capital of the Company consists, or will consist as of the Effective Date, of 15,000,000 shares of Common Shares and 5,000,000 preferred shares.

(h) No Other Securities. Except for issued and outstanding Common Shares and the rights of the holders thereof, and the rights and obligations created by this Agreement, including the issuance of the Preferred Shares if the Preferred Call is exercised, (A) there are no subscriptions, preemptive rights, options, convertible securities, warrants, conversion privileges or other rights (or agreements for any such rights, contingent or otherwise) outstanding to purchase or otherwise obtain any of the Company’s capital stock, (B) the Company has no obligation (contingent or otherwise) to issue subscriptions, preemptive rights, options, convertible securities, warrants, conversion privileges or other rights or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company, and (C) the Company has no obligation (contingent or otherwise) to purchase, redeem, or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any distribution in respect thereof.

SECTION 13.2 Representations and Warranties of St. George. St. George represents and warrants to Company as of the date hereof that:

(a) Due Organization. St. George is a limited liability company, duly organized, validly existing and in good standing, under the laws of Illinois.

(b) Authority, Execution and Binding Effect. The execution, delivery and performance by St. George of this Agreement and the transactions contemplated hereby are within its corporate powers, and have been duly authorized by all necessary action on the part of St. George, and no other corporate act or proceeding on the part of St. George is necessary to approve the execution and delivery of this Agreement or the consummation by St. George of the transactions contemplated hereby. This Agreement has been validly executed and delivered by St. George. Assuming due authorization, execution and delivery by Company, this Agreement constitutes a valid and binding agreement of St. George, enforceable against St. George in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement or creditors’ rights generally or by equitable principles.

(c) No Governmental Consent Required. The execution, delivery and performance by St. George of this Agreement require no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official except such as have been obtained or except where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not, in the aggregate, reasonably be expected to adversely affect the ability of St. George to perform its obligations hereunder.

(d) No Conflicts. The execution, delivery and performance of this Agreement by St. George will not, with or without the giving of notice or lapse of time, or both, (i) conflict with the operating agreement or similar constitutive documents of St. George or (ii) result in any breach of any terms or provisions of, or constitute a default under, or conflict with any material contract, agreement or instrument to which St. George is a party or by which St. George is bound, except for such breaches, defaults or conflicts which, individually or in the aggregate, would not be likely to have a material adverse effect on the financial position, results of operations or business of St. George or (iii) violate any material provision of law, statute, rule or regulation to which it is subject or any material order, judgment or decree applicable to St. George.

(e) Stock Ownership; Title to Shares. John M. Fife and Iliad Research and Trading, L.P. have assigned all of their Beneficial Ownership rights in and to the Shares to St. George. St. George Beneficially Owns 1,882,583 Common Shares as of the date hereof. All of the Shares are as of the date hereof and will be on each Put Closing Date or Call Closing Date owned beneficially and of record by St. George, free and clear of all Encumbrances. When Company acquires the Shares pursuant to the provisions of this Agreement, upon payment of the Put Price or the Call Price, as applicable, it will receive the Shares free and clear of any Encumbrances other than Encumbrances resulting from acts or omissions of or created by Company.

(f) Litigation. There is no Action pending or, to St. George’s knowledge, threatened (i) by or against St. George or any of its Affiliates which would be likely to prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby or (ii) with respect to the transactions contemplated hereby, at law or in equity, or before or by any federal, state, municipal, foreign or other governmental department, commission, board, agency, instrumentality or authority which, if adversely determined, would be likely to prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby. There is no order, decree, injunction or judgment pending or in effect against St. George which would be likely to prevent, materially interfere with or materially delay the consummation of the transactions contemplated hereby.

(g) Information. St. George has received all the information it considers necessary or appropriate for deciding whether to purchase the Preferred Shares. St. George further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the Preferred Shares and the business, properties, prospects and financial condition of the Company and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to it or to which it had access.

(h) Financial Experience. St. George is an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act, and experienced in evaluating and investing in private placement transactions of securities of companies in a similar stage of development and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Preferred Shares. St. George also represents that it has not been organized for the purpose of acquiring the Preferred Shares.

ARTICLE XIV.

NOTICE

SECTION 14.1 Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed to have been delivered (i) five (5) Business Days after being mailed by registered mail (return receipt requested and postage prepaid) to the recipient, (ii) one (1) Business Day after being sent by overnight courier (receipt confirmation requested) or (iii) if sent by facsimile transmission, on the date of such transmission, with a confirming copy deposited in the United States mail, postage prepaid. All notices shall be addressed as follows, or to such other address as any party hereto may from time to time designate in writing delivered in a like manner.

If to Company:

United American Healthcare Corporation

300 River Place, Suite 4950

Detroit, Michigan 48207-4291

Attention: William Brooks, President

Facsimile: 313-393-3394

with a required copy to:

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

660 Woodward Avenue

Detroit, Michigan 48226

Attention: Alex L. Parrish, Esq.

Facsimile: (313) 465-7513

If to St. George:

St. George Investments, LLC

c/o Fife Trading, Inc.

303 E. Wacker Drive, Suite 311

Chicago, IL 60601

Attention: John M. Fife, President

Facsimile: 312-819-9701

with a required copy to:

Lathrop & Gage LLC

100 North Riverside Plaza

Suite 2100

Chicago, IL 60606

Attention: Eric M. Fogel, Esq.

Facsimile: 312-920-3305

ARTICLE XV.

GENERAL PROVISIONS

SECTION 15.1 Captions. The paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed a part of this Agreement.

SECTION 15.2 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be unenforceable or invalid under applicable law, such provision shall be ineffective only to the extent of such unenforceability or invalidity and the remaining provisions of this Agreement shall continue to be binding and in full force and effect.

SECTION 15.3 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof. No change, amendment or modification of this Agreement shall be valid unless the same shall be in writing and signed by the parties hereto.

SECTION 15.4 Specific Performance. Each of the parties hereto acknowledges that a breach by it of any provision contained in this Agreement will cause the other party to sustain damage for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such agreement and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity. Each of Company and St. George irrevocably submit to the jurisdiction of the courts of the State of Michigan and the federal courts located in the State of Michigan in respect of the interpretation and enforcement of the provisions of this Agreement.

SECTION 15.5 No Waiver. The failure of any party to insist, in one or more instances, on performance by any other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted hereunder or of the future performance of any term or condition of this Agreement unless such waiver or relinquishment is contained in writing signed by or on behalf of any such party. The remedies in this Agreement are cumulative and are not exclusive of any other remedies provided by law or in equity.

SECTION 15.6 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Michigan.

SECTION 15.7 Assignment. Except as otherwise provided herein, no party hereto may assign its or his rights or delegate its or his duties hereunder without the prior written consent of the other parties.

SECTION 15.8 Binding Effect. Except as otherwise provided herein, this Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, personal representatives, successors and, to the extent permitted hereby, assigns.

SECTION 15.9 Attorneys Fees. In the event any action is instituted by a party hereto regarding the construction of any term herein or to recover damage because of the breach of any term of this Agreement, the prevailing party in such action shall be entitled to reasonable reimbursement from the non-prevailing party, including, but not limited to attorneys’ fees, costs and expenses incurred as a result thereof.

SECTION 15.10 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute a single instrument.

SECTION 15.11 Survival. The representations, warranties and indemnification agreements made in this Agreement, and any liability for breach of any agreement or any inaccuracy of or omission from any representation or warranty under this Agreement shall survive the termination of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY:

United American Healthcare Corporation, a Michigan corporation

By:	s/s William C. Brooks
William C. Brooks, President and
Chief Executive Officer

ST. GEORGE:

St. George Investments, LLC, an Illinois limited liability company

By:	Fife Trading, Inc.,
an Illinois corporation, its Manager

By:	s/s John M. Fife
John M. Fife, President

Exhibit 3

EXHIBIT A

CERTIFICATE OF DESIGNATIONS,

PREFERENCES AND RIGHTS

of

SERIES A CONVERTIBLE PREFERRED STOCK

of

UNITED AMERICAN HEALTHCARE CORPORATION

(Pursuant to Section 450.1302 of the Michigan Business Corporation Act)

United American Healthcare Corporation (the “Company”), a corporation organized and existing under the Michigan Business Corporation Act, as amended (the “Michigan Act”), hereby certifies that, pursuant to authority granted by Article III of the Restated Articles of Incorporation of the Corporation, as amended, and in accordance with the provisions of Section 450.1302 of the Michigan Act, the Board of Directors of the Company (the “Board of Directors” or the “Board”) has adopted the following resolutions, at a meeting duly called and held on _________ __, ____:

RESOLVED, that there is hereby established a series of Preferred Stock (the “Preferred Stock”), no par value per share, and the designation and certain terms, powers, preferences and relative, participating and other rights and certain qualifications, limitations and restrictions thereon, are hereby fixed as follows:

Capitalized terms used and not otherwise immediately defined are defined in Section 10.

1. Designation and Amount. The series of Preferred Stock shall be designated as Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”) and the number of shares so designated shall be _______ plus _____ shares to enable the Company to satisfy all dividends that may accrue hereunder.

2. Stated Value. The stated value of each issued share of Series A Convertible Preferred Stock shall be deemed to be $1.00 (the “Stated Value”).

3. Dividends. When, as and if declared by the Board of Directors and to the extent permitted by the Michigan Business Corporation Act, the Company shall pay preferential dividends to the holders of shares of Series A Convertible Preferred Stock in the form of cash or additional shares of Series A Convertible Preferred Stock, at the Company’s election. Regardless of whether dividends are paid, dividends on each share of Series A Convertible Preferred Stock outstanding from time to time shall accrue on a quarterly basis at the rate of 3% per annum on the Stated Value of the shares of Series A Convertible Preferred Stock plus the amount of any accrued and unpaid dividends calculated from the Original Issue Date of such share through the most recently preceding Quarterly Dividend Reference Date. The “Quarterly Dividend Reference Dates” are each March 1, June 1, September 1 and December 1 occurring after the Original Issue Date and on or prior to the Conversion Date (as defined below). Dividends shall be paid only as and when declared by the Board of Directors to holders of record at the close of the

Quarterly Dividend Reference Dates with respect to which the dividend has been declared and cash or certificates for such dividend shall be distributed to such holders within ten (10) calendar days after such record date as the Board of Directors may establish. Dividends shall begin to accrue on shares of Series A Convertible Preferred Stock issued as dividends as of the day following the record date for their issuance regardless of the actual distribution of a certificate. All dividends that have been accrued but not declared shall continue to accrue and accumulate as provided herein. All dividends that have been accrued and declared shall be paid as provided herein and dividends on such shares shall begin to accrue as provided herein. Dividends under this Section 3 shall cease to accrue on the Conversion Date. The number of shares to be paid as a dividend pursuant to this Section 3 shall be rounded to the nearest whole share. All shares of Series A Convertible Preferred Stock issued in payment of dividends hereunder shall be deemed issued and outstanding on the applicable record date, and will thereupon be duly authorized, validly issued, fully paid and nonassessable and free and clear of all liens and charges. The Company shall at all times reserve for issuance 100,000 shares of Series A Convertible Preferred Stock to enable it to satisfy all dividends that may accrue hereunder. Dividends paid in shares of Series A Convertible Stock shall be delivered to the Holder within 30 days of each Quarterly Dividend Reference Date in either physical certificate form or via electronic delivery.

4. Voting.

a) Voting Rights. Except as otherwise expressly provided herein or as required by law, the holders of shares of Series A Convertible Preferred Stock shall not be entitled to voting rights. Upon conversion of the shares of Series A Convertible Preferred Stock by holders thereof into Common Stock, holders (to the extent of their Common Stock) shall be entitled to voting rights pertaining to the Common Stock received upon such conversion.

b) Limitations on Corporate Actions. Notwithstanding anything to the contrary in Section 4.a) above, as long as any shares of Series A Convertible Preferred Stock are outstanding, the Company shall not, without the written consent or affirmative vote of the holders of no-less than sixty-six and two-thirds percent (66 2/3%) of the then-outstanding Stated Value of the Series A Convertible Preferred Stock consenting or voting (as the case may be) as a separate class from the Common Stock, either directly or by amendment, merger, consolidation or otherwise:

i) amend its articles of incorporation in any manner that adversely affects the rights of the Holders;

ii) alter or change adversely the voting or other powers, preferences, rights, privileges, or restrictions of the Series A Convertible Preferred Stock contained herein or alter or amend this Certificate of Designation;

iii) increase the authorized number of shares of Preferred Stock or Series A Convertible Preferred Stock or reinstate or issue any other series of preferred stock; provided that the Company may increase the authorized number of shares of Preferred Stock in connection with, and may reinstate or issue, Junior Stock;

iv) redeem, purchase or otherwise acquire directly or indirectly any Junior Stock or any shares pari passu with the Series A Convertible Preferred Stock;

v) directly or indirectly pay or declare any dividend or make any distribution in respect of, any Junior Stock, or set aside any monies for the purchase or redemption (through a sinking fund or otherwise) of any Junior Stock or any shares pari passu with the Series A Convertible Preferred Stock;

vi) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 5) senior to or otherwise pari passu with the Series A Convertible Preferred Stock; or

vii) enter into any agreement with respect to any of the foregoing.

5. Liquidation, Dissolution, or Winding-Down. In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a “Liquidation”), the holders of shares of Series A Convertible Preferred Stock then outstanding shall be entitled to receive out of the available assets of the Company an amount on such date equal to the Stated Value of the shares of Series A Convertible Preferred Stock, plus the amount of any accrued and unpaid dividends as of such date, and any declared but unpaid dividends as of such date (collectively, the “Liquidation Preference”). Such payment shall be made before any payment shall be made or any assets distributed to the holders of any class or series of the Common Stock or any other class or series of the Company’s capital stock ranking junior as to liquidation rights to the Series A Convertible Preferred Stock. If upon any Liquidation the assets available for payment of the Liquidation Preference are insufficient to permit the payment to the holders of the shares of Series A Convertible Preferred Stock of the full preferential amounts described in this paragraph, then all the remaining available assets shall be distributed pro rata among the holders of the then outstanding shares of Series A Convertible Preferred Stock.

6. Conversion. The holders of Series A Convertible Preferred Stock shall have the conversion rights as follows.

a) Right to Convert. Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the Original Issue Date, and without the payment of additional consideration by the holder thereof, into such number of fully-paid and nonassessable shares of Common Stock as is determined by dividing the Stated Value per share by the

Conversion Price in effect at the time of conversion. The “Conversion Price” per share shall be equal to the Stated Value per share, subject to adjustment as provided in Section 7. Shares of Series A Convertible Preferred Stock converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled and shall not be reissued.

b) Holders shall effect conversions by providing the Company with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of shares of Series A Convertible Preferred Stock to be converted, the number of shares of Series A Convertible Preferred Stock owned prior to the conversion at issue, the number of shares of Series A Convertible Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers such Notice of Conversion to the Company (such date, the “Conversion Date”). The Notice of Conversion shall be deemed to have been delivered (i) five (5) Business Days after being mailed by registered mail (return receipt requested and postage prepaid) to the recipient, (ii) one (1) Business Day after being sent by overnight courier (receipt confirmation requested) or (iii) if sent by facsimile transmission, on the date of such transmission, with a confirming copy deposited in the United States mail, postage prepaid. If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Company is deemed delivered hereunder. To effect conversions of shares of Series A Convertible Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing such shares of Series A Convertible Preferred Stock to the Company unless all of the shares of Series A Convertible Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Series A Convertible Preferred Stock promptly following the Conversion Date at issue.

Notwithstanding anything to the contrary contained herein, (i) if any conversion would result in the issuance by the Company of more the 20% of the issued and outstanding shares of Common Stock (prior to taking into account the conversion), and, (ii) if at the time of conversion, any exchange where the Common Stock is listed or quoted requires shareholder approval prior to the issuance of more than 20% of the issued and outstanding shares, then, prior to the issuance of any Common Stock that would exceed the 20% threshold, a shareholders meeting shall be convened to vote upon whether the Company may issue the shares above the 20% threshold.

c) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Convertible Preferred Stock. Any fractional shares to which the holder would otherwise be entitled shall be rounded to the nearest whole share. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Convertible Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

d) Mechanics of Conversion.

i) Delivery of Certificate Upon Conversion. Not later than five (5) Trading Days after each Conversion Date (the “Share Delivery Date”), the Company shall deliver, or cause to be delivered, to the converting Holder a certificate or certificates representing the number of shares of Common Stock being acquired upon the conversion of shares of Series A Convertible Preferred Stock. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the fifth (5th) Trading Day after the Conversion Date, the applicable Holder shall be entitled to elect by written notice to the Company at any time on or before its receipt of such certificate or certificates, to rescind such Conversion Notice by written notice to the Company, in which event the Company shall promptly return to such Holder any original Series A Convertible Preferred Stock certificate delivered to the Company and such Holder shall promptly return any Common Stock certificates representing the shares of Series A Convertible Preferred Stock tendered for conversion to the Company.

ii) Obligation Absolute; Damages. The Company’s obligation to issue and deliver the Conversion Shares upon conversion of Series A Convertible Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Company; provided, however, that such delivery shall not operate as a waiver by the Company of any such action that the Company may have against such Holder. If the Company fails to deliver to a Holder such certificate or certificates pursuant to this Section on the fifth (5th) Trading Day after the Share Delivery Date applicable to such conversion, it shall be deemed to be an Event of Default, as defined below.

e) Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series A Convertible Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series A Convertible Preferred Stock, not less than such aggregate number of shares of the Common Stock as shall (subject to the terms and conditions in the Securities Purchase Agreement) be issuable upon the conversion of all outstanding shares of Series A Convertible Preferred Stock. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

7. Certain Adjustments.

a) Stock Dividends and Stock Splits. If the Company, at any time while this Series A Convertible Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon conversion of, or payment of a dividend on, this Series A Convertible Preferred Stock); (B) subdivides outstanding shares of Common Stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (D) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section 7.a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) Fundamental Transaction. If, at any time while the Series A Convertible Preferred Stock is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of this Series A Convertible Preferred Stock, the Holders shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration the Holders receive upon any conversion of this Series A Convertible Preferred Stock following such Fundamental Transaction.

c) Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest whole share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock issued and outstanding.

d) Notice to the Holders.

i) Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Company shall promptly mail to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

ii) Notice to Allow Conversion by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Series A Convertible Preferred Stock, and shall cause to be delivered to each Holder at its last address as it shall appear upon the stock books of the Company, at least ten (10) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to convert the Series A Convertible Preferred Stock (or any part hereof) during the ten (10) day period commencing on the date of such notice through the effective date of the event triggering such notice.

8. Preferred Put Option.

a) Option. During the period beginning on the Put Commencement Date and terminating one hundred and eighty (180) days thereafter (the “Put Exercise Period”) a holder shall have the right and option on up to three (3) occasions (the “Preferred Put Option”), exercisable from time to time by written notice (the “Put Notice”) delivered to Company by registered mail, overnight courier or facsimile stating that the Holder intends to exercise its rights, to sell to Company and to cause Company to purchase from the Holder any or all shares of Series A Convertible Preferred Stock then held by the Holder, on an as-converted basis, for an aggregate purchase price equal to the Put Price. The number of as-converted shares (the “Put Shares”) shall be equal to the Stated Value per share divided by Conversion Price per share, multiplied by the number of shares of Series A Convertible Preferred Stock being put to the Company. The Put Notice shall also specify the Put Closing Date. The Put Notice shall be deemed to have been delivered (i) five (5) Business Days after being mailed by registered mail (return receipt requested and postage prepaid) to the recipient, (ii) one (1) Business Day after being sent by overnight courier (receipt confirmation requested) or (iii) if sent by facsimile transmission, on the date of such transmission, with a confirming copy deposited in the United States mail, postage prepaid. If a Holder fails to deliver a Put Notice during the Put Exercise Period, the Holder shall have forfeited the Preferred Put Option. Each time that a Holder exercises the Preferred Put Option, the number of Put Shares shall be at least ten percent (10%) of the shares of Series A Convertible Preferred Stock then held by the Holder.

b) Elimination of the Preferred Put Option. After the SEC Effective Date, the Preferred Put Option shall be eliminated if the Company creates Shareholder Value. “Shareholder Value” is defined as the occurrence of one or both of the following: (i) if following the SEC Effective Date, within any rolling 90 trading day period (in which the Registration Statement is continuously effective) the average of the 30 highest Volume Weighted Average Prices (not required to be consecutive) of the Common Stock is greater than $2.21, or (ii) if following the SEC Effective Date, within any rolling 90 trading day period (in which the Registration Statement is continuously effective) the average Volume Weighted Average Price of the Common Stock for 20 consecutive trading days is greater than $2.21. For the avoidance of doubt, all of the days in the computation of (i) and (ii) above shall fall within a period when the Registration Statement is continuously effective.

c) Acceleration of the Preferred Put Option. Upon the occurrence of an Event of Default, the Holder shall send a notice of default to Company. The notice of default shall include the default date. If the default is not cured within any applicable cure period, the Put Commencement Date shall accelerate to the later of (x) the default date specified in the notice if there is no cure period or (y) the last date of any applicable cure period.

d) Put Price. For purposes hereof, with respect to each exercise of the Preferred Put Option, the term “Put Price” shall mean the Put Price Per Share multiplied by the number of Put Shares.

e) Put Price Per Share. The “Put Price Per Share” shall be equal to the Market Price.

f) Put Closing Date. The Holder shall fix the date (a “Put Closing Date”) for the exercise of a Preferred Put Option no earlier than ten (10) but not more than thirty (30) Business Days after the Put Notice is deemed to be delivered.

g) Closing Deliveries. On the Put Closing Date, the Holder will deliver the certificates representing the Put Shares or deliver electronically (if physical delivery, duly endorsed for transfer by the Holder or accompanied by duly executed stock powers in blank) to Company, and Company shall deliver payment of the Put Price in cash by wire transfer of immediately available funds to an account at a bank designated by the Holder.

h) Non-compliance. If the Company does not honor the Preferred Put Option and comply with the terms of this Section 8, interest shall be due and payable on the portion of the Put Price not paid at an annual rate of eighteen percent (18%) payable monthly in cash.

9. Preferred Call Option.

a) Option. During the period beginning on the Effective Date and terminating on September 30, 2011 (the “Call Exercise Period”) Company shall have the right and option (the “Preferred Call Option”), exercisable by written notice (the “Call Notice”) delivered to a Holder by registered mail, overnight courier or facsimile stating that Company intends to exercise its rights to purchase from the Holder and to cause the Holder to sell to Company all, but not less than all, of the shares of Series A Convertible Preferred Stock then held by the Holder on an as-converted basis, for an aggregate purchase price equal to the Call Price. The number of as-converted shares (the “Call Shares”) shall be equal to the Stated Value per share divided by the Conversion Price per share, multiplied by the number of shares Series A Convertible Preferred Stock being called by the Company (which shall not be less than all of the Series A Convertible Preferred Stock). The Call Notice shall also specify the Call Closing Date. The Call Notice shall be deemed to have been delivered (i) five (5) Business Days after being mailed by registered mail (return receipt requested and postage prepaid) to the recipient, (ii) one (1) Business Day after being sent by overnight courier (receipt confirmation requested) or (iii) if sent by facsimile transmission, on the date of such transmission, with a confirming copy deposited in the United States mail, postage prepaid. If Company fails to deliver a Call Notice during the Call Exercise Period, Company shall have forfeited the Preferred Call Option.

b) Elimination of the Preferred Call Option. The Preferred Call Option shall be eliminated upon the earliest to occur of: (i) the Preferred Put Option is eliminated pursuant to Section 8.b), (ii) the Put Commencement Date is accelerated pursuant to Section 8.c), (iii) October 1, 2011, (iv) the Company’s execution of a letter of intent for a Business Combination, (v) the Company’s execution of definitive documents for a Business Combination and (vi) the Company’s public announcement (by press release, filing of a Current Report on Form 8-K or other similar means) that it intends to consummate a Business Combination.

c) Call Price. For purposes hereof, the term “Call Price” shall mean the Call Price Per Share multiplied by the number of Call Shares.

d) Call Price Per Share. If the Call Closing Date occurs during the period beginning on the Effective Date and ending on June 30, 2011, the Call Price Per Share shall be equal to the Market Price less ten percent (10%). If the Call Closing Date occurs during the period beginning on July 1, 2011 and ending on September 30, 2011, the Call Price Per Share shall be equal to the Market Price.

e) Call Closing Date. Company shall fix the date (the “Call Closing Date”) for the exercise of the Preferred Call Option no earlier than ten (10) but not more than thirty (30) Business Days after the Call Notice is deemed to be delivered.

f) Closing Deliveries. On the Call Closing Date, the Holder will deliver the certificates representing the Call Shares or deliver electronically (if physical delivery, duly endorsed for transfer by the Holder or accompanied by duly executed stock powers in blank) to Company, and Company shall deliver payment of the Call Price in cash by wire transfer of immediately available funds to an account at a bank designated by Company.

g) Section 16 Compliance. Company shall not exercise the Preferred Call Option at any time that would result in the Holder incurring short swing profit liability to permit the recapture of profits by the Company pursuant to Section 16 of the Exchange Act involving an equity security in a transaction within a period of 6 months.

10. Definitions. As used herein, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled By or is Under Common Control With, such specified Person.

“Bankruptcy Event” means any of the following events: (a) the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Significant Subsidiary thereof; (b) there is commenced against the Company or any Significant Subsidiary thereof any such case or proceeding that is not dismissed within sixty (60) days after commencement; (c) the Company or any Significant Subsidiary thereof is adjudicated.

“Business Combination” means any acquisition by the Company of substantially all of the outstanding shares or assets of a Person (including an unincorporated division or business) or the acquisition of substantially all of the outstanding shares or assets of the Company, in each case, whether by stock or asset purchase, merger, consolidation, share exchange or other business combination.

“Business Day” means a day on which federally-chartered banks are open for business in Illinois and Michigan.

“Common Stock” means the shares of common stock of the Company.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Control” (including the terms “Controlled By” and “Under Common Control With”) means the possession, directly or indirectly, of the power to direct or cause the direction of management, policies or activities of a Person, whether through the ownership of voting securities or other interests, by contract or otherwise.

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series A Convertible Preferred Stock in accordance with the terms hereof.

“Effective Date” means the date of filing of this Certificate of Designations.

“Event of Default” means the occurrence of any of the following (each an “Event of Default”):

(a) From the Put Commencement Date until the earlier of (i) the expiration of the Put Exercise Period or (ii) the Company’s payment in full of the Put Obligations, if the Company violates one or more of the following covenants, and such violation is not cured by Company within ten (10) days of receipt of notice of the violation:

(i) Company shall not enter into any agreement that would interfere with this Certificate of Designation (e.g. a loan agreement that restricts equity redemptions or dividends);

(ii) Company shall not permit its unrestricted cash to fall below twenty percent (20%) of Shareholders Equity (as measured in the Company’s audited financial statements for Fiscal Year 2010). Company shall provide the Holder with a pro forma estimate of Shareholders Equity as June 30, 2010. For purposes of this paragraph, the proceeds of a Holder’s purchase of Series A Convertible Preferred Stock shall not be included within Shareholders’ Equity. After the Put Commencement Date, Company shall provide a certificate to the Holder within ten (10) days after the end of each calendar month certifying that Company is in compliance with the covenant contained in this paragraph; provided that the certificate shall be based on the Company’s pro forma estimate of Shareholders Equity as of June 30, 2010 (which shall be updated each month), until the audited financial statements for Fiscal Year 2010 have been prepared

(iii) In addition to (a)(ii) above, as restrictions are lifted from any restricted cash on the Company’s balance sheet as reported in its quarterly report for the quarter ending December 31, 2009, an additional amount of cash shall be reserved for the purpose of honoring the Put Obligations, if and when the option is exercised by the Holder; provided that the cash reserved pursuant to subsection (a)(ii) together with the cash reserved pursuant to this subsection (a)(iii) shall not exceed the Put Obligations. If Shares are acquired after the Effective Date that are subject to either the Put Option or Preferred Put Option, then Holder shall notify the Company in writing (with the filing of Form 4’s with the SEC constituting sufficient notice), and the Company shall have two months to set aside sufficient cash to satisfy the Put Obligations with respect to these Shares, and the Company shall certify as to compliance with the foregoing in its monthly compliance certificates referred to in (ii) above. After achieving compliance with the cash set aside requirements in each instance, the Company shall thereafter maintain sufficient cash to satisfy 100% of the Put Obligations until the earlier of the expiration of the Put Exercise Period or the Company’s payment in full of the Put Obligations. If the Holder elects in writing not to exercise the Preferred Put Option, or if the Preferred Put Option expires in accordance with its terms, the Company shall be permitted to use this cash for any other operating purpose.

(iv) After any Put Commencement Date, the Company shall maintain sufficient liquidity and cash resources to be able to honor the Preferred Put Option in compliance with Section 345 of the Michigan Business Corporation Act of 1972, as amended, or any other applicable successor statute; and

(v) In lieu of maintaining the covenant contained in (ii) above, the Company may provide a letter of credit in the amount of the Put Price, that names the Holder as the account beneficiary, and in a form acceptable to the Holder exercising reasonable judgment, or otherwise establish a segregated and dedicated account containing an amount equal to the Put Price that is specially and exclusively reserved for the benefit of the Holder if and when it elects to exercise the Preferred Put Option.

(b) Company fails to deliver to a Holder a certificate or certificates pursuant to a conversion request pursuant to Section 6(d)(ii) of this certificate within five (5) Trading Days after the Share Delivery Date, or the Company otherwise breaches this Certificate of Designation which breach is not cured by Company within ten (10) days of receipt of notice of breach;

(c) Company becomes insolvent or generally fails to pay, or admits in writing its inability to pay debts as they become due, a petition under any section or chapter of the Bankruptcy Reform Act of 1978 or any similar law or regulation is filed by or against Company (provided, however, that if the filing of a Bankruptcy petition is involuntary, Company shall have 30 days from the date of filing to have said petition dismissed), or Company shall make an assignment for the benefit of creditors;

(d) A judgment is entered by a court of competent jurisdiction against Company in excess of two million dollars ($2,000,000) which is not stayed or discharged within sixty (60) days, and the Company does not have sufficient cash on hand to honor the Preferred Put Option;

(e) The Company becomes delinquent in its periodic reporting requirements under Section 13 of the Exchange Act that has the effect to bar any prospective selling shareholder from reliance on Rule 144 of the Securities Act or to preclude the use of an effective Registration Statement; or

(f) The Common Shares are delisted from a national securities exchange, NASDAQ, or fail to be quoted on the OTC Bulletin Board.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or any similar successor statute.

“Fiscal Year 2010” means the fiscal year of the Company ending on June 30, 2010.

“Holder” means a holder of Series A Convertible Preferred Stock.

“Junior Stock” means the Common Stock and all other securities of the Company, including Common Stock Equivalents of the Company other than those securities which are explicitly senior or pari passu to the Series A Convertible Preferred Stock in dividend rights or liquidation preference.

“Market Price” means the volume weighted average of the closing prices during a 30 calendar day period immediately preceding March 16, 2010 of a share of the Company’s capital stock on the principal United States securities exchange registered under the Exchange Act on which such stock is listed.

“Original Issue Date” means the date the Company initially issues the shares of Series A Convertible Preferred Stock, regardless of the number of times transfer of such share is made on the stock records maintained by or for the Company and regardless of the number of certificates which may be issued to evidence such shares.

“Person” means any individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

“Put Commencement Date” means October 1, 2011 (subject to acceleration pursuant to Section 8.c)).

“Put Obligations” means Company’s obligations under the Preferred Put Option plus the put option held by the Holder on Common Stock.

“Registration Statement” means any registration statement of the Company under the Securities Act, including any amendment thereto, required to be filed by the Company with respect to the Conversion Shares.

“Rule 144” means Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit a holder of any securities to sell securities of the Company to the public without registration under the Securities Act.

“SEC” means the United States Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.

“SEC Effective Date” means the date a Registration Statement is declared effective by the SEC.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute.

“Shareholders’ Equity” means shareholders equity as defined by Generally Accepted Accounting Principles and as reported on the Company’s audited financial statements prepared in accordance with past practices.

“Subsidiary” means any corporation, association, partnership, limited liability company or other business entity of which more than fifty percent (50%) of the total voting power is, at the time, owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company or a combination thereof.

“Trading Day” means a day on which the Common Stock is traded on a Trading Market.

“Trading Market” means the following exchanges on which the Common Stock is listed for trading on the date in question: the New York Stock Exchange, the Nasdaq Capital Market or the Nasdaq Global Market, the NYSE Amex, the OTCBB, or Pink Sheets.

“Volume Weighted Average Price” or “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the principal trading market during the period beginning at 9:30:01 am., New York City time (or such other time as the principal trading market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York City time (or such other time as the principal trading market publicly announces is the official close of trading) as reported by the Reporting Service (as defined below) through its ‘Volume at Price’ functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York City time (or such other time as the principal trading market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York City time (or such other time as the principal trading market publicly announces is the official close of trading), as reported by the Reporting Service, or, if no dollar volume-weighted average price is reported for such security by the Reporting Service for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Volume Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Volume Weighted Average Price of such security on such date shall be the fair market value as determined by the Company and the Holder. For purposes of this section, “Reporting Service” means Bloomberg LP or if that service is not then reporting the relevant information regarding the common stock, a comparable reporting service of national reputation selected by the Holder and the Company.

IN WITNESS WHEREOF, this Certificate of Designations has been executed by a duly authorized officer of the Company on this ____th day of ______, ____.

United American Healthcare Corporation,
a Michigan corporation

By:
William C. Brooks, President and
Chief Executive Officer

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES

OF SERIES A PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of Series A Convertible Preferred Stock indicated below into shares of common stock, $.001 par value per share (the “Common Stock”), of United American Healthcare Corporation, a Michigan corporation (the “Company”), according to the conditions hereof, as of the date written below. If shares of Common Stock are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Company in accordance with the Certificate of Designation. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion:

______________________________________________________________________

Number of shares of Series A Convertible Preferred Stock owned prior to Conversion:

___________________________________________________________

Number of shares of Series A Convertible Preferred Stock to be Converted:

___________________________________________________

Stated Value of shares of Series A Convertible Preferred Stock to be Converted:

_______________________________________________

Applicable Conversion Price:

______________________________________________________________________

Number of shares of Preferred Stock subsequent to Conversion:

___________________________________________________________

[HOLDER]

Name:
Title:

Exhibit 4

ST. GEORGE INVESTMENTS, LLC ENDORSES UNITED AMERICAN

HEALTHCARE CORPORATION DIRECTOR NOMINEES,

MAKES SUPPLEMENTAL INVESTMENT IN COMPANY

CHICAGO – March 22, 2010 – St. George Investments, LLC (St. George), which, through its affiliates, is the largest shareholder of United American Healthcare Corporation (UAHC), announced today that it will vote its 23.13% equity stake in the Company in favor of the candidates for the Board of Directors nominated by UAHC’s Board, and that it has withdrawn its own slate of candidates. The Company’s Annual Meeting of Shareholders, at which directors will be elected, is scheduled to be held on April 23, 2010.

As part of its Voting and Standstill Agreement with UAHC, St. George also announced that it will invest, if requested by UAHC, an additional $600,000 in the Company in exchange for newly-issued shares of Series A Convertible Preferred Stock. Previously, affiliates of St. George reported that they had purchased 1,882,583 shares of common stock in open-market purchases, representing 23.13% of the Company’s common stock.

In announcing St. George’s intention to vote in favor of the slate nominated by UAHC’s Board, St. George’s founder and president, John Fife, said, “Our confidence is with UAHC’s current management and Board of Directors. They have extensive experience and have guided the Company as well as other companies through multiple challenges. We believe that stability and continuity are in everyone’s best interest as the management team continues to apply their expertise to developing the best strategies to enhance shareholder value.”

St. George has also agreed to help the Board identify potential acquisition targets and assist in connection with any such acquisition at the request of the Board, without compensation. St. George believes that UAHC’s cash resources and seasoned officers and Directors may give the Company the opportunity to identify attractive acquisition candidates and execute on its long-term strategic plan.

As part of its arrangement with UAHC, St. George has agreed to vote its shares in accordance with the recommendations of UAHC’s Board of Directors on all matters brought before the shareholders for at least 18 months, and to limit its stock ownership from open market purchases to 35% of the outstanding common stock. The Company has the right to call away all of St. George’s shares at any time before July 1, 2011, at a discounted price equal to 90% of the market price calculated based on the 30 days preceding March 16, 2010. St. George received an option to put some or all of its shares back to the Company, but only after September 30, 2011, at the market price calculated based on the 30 days preceding March 16, 2010. The put is eliminated if the Company creates shareholder value, as defined in the Voting and Standstill Agreement entered into today by St. George and UAHC.

Other terms and conditions apply, and St. George refers readers to its filing today on Schedule 13D Amendment No. 6 for further details. The 13D filing is available on the website of the United States Securities and Exchange Commission at http://www.sec.gov.

About United American Healthcare Corporation

United American Healthcare Corporation (UAHC) is a healthcare management company that has pioneered the delivery of healthcare services to Medicaid recipients since 1985. For more information, please visit the Company’s web site at www.uahc.com.

About St. George Investments, LLC

St. George Investments, LLC is an Illinois limited liability company based in Chicago that, directly and through its affiliates, is in the business of making strategic investments in publicly-traded companies.

# # #

Exhibit 5

ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT (this “Agreement”) is made and entered into as of the 19th day of March, 2010 by and among John M. Fife (“Fife”) and Iliad Research and Trading, L.P., a Delaware limited partnership (“Iliad”) (each, an “Assignor”; collectively, “Assignors”), and St. George Investments, LLC, an Illinois limited liability company (“Assignee”).

W I T N E S S E T H

WHEREAS, Fife owns 1,047,019 shares of the common stock of United American Healthcare Corporation, Michigan corporation (“Company”), and Iliad owns 835,564 shares of the common stock of Company (all 1,882,583 of such shares are collectively referred to herein as the “Shares”);

WHEREAS, each Assignor desires to assign Beneficial Ownership of his or its Shares to Assignee, and Assignee desires to accept assignment of Beneficial Ownership of the Shares, upon the terms and conditions set forth herein.

NOW, THEREFORE, for and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Recitals. The above recitals are made a part hereof and incorporated herein.

2. Assignment.

(a) Assignment of Beneficial Ownership. Effective as of March 11, 2010 (the “Assignment Date”), the Assignors hereby convey, transfer and assign to Assignee, and Assignee accepts from the Assignors, Beneficial Ownership (as hereinafter defined) of the Shares.

(b) Definitions.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled By or is Under Common Control With, such specified Person.

“Beneficial Ownership” means, with respect to any Person, that such Person or any of such Person’s Affiliates is deemed to beneficially own shares of capital stock of the Company, within the meaning of Rule 13d-3 of the General Rules and Regulations under the Exchange Act as in effect on the date of this Agreement; or shares of capital stock that such Person or any of such Person’s Affiliates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any securities of the Company.

“Control” (including the terms “Controlled By” and “Under Common Control With”) means the possession, directly or indirectly, of the power to direct or cause the direction of management, policies or activities of a Person, whether through the ownership of voting securities or other interests, by contract or otherwise.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or any similar successor statute.

“Person” means any individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

3. Representation and Warranties of each Assignor. In order to induce Assignee to enter into this Agreement and to consummate the transactions contemplated hereby, each Assignor hereby represents and warrants to Assignee as follows:

(a) Such Assignor has all right, title and interest in and to the Shares he or it owns, unencumbered by any lien, pledge, security interest, encumbrance, title retention agreement, adverse claim, option or other right or duty of any kind whatsoever, and has full right and power to assign Beneficial Ownership of his or its Shares to Assignee pursuant to the terms hereof.

(b) Such Assignor has not transferred, sold, assigned, mortgaged, pledged or subjected to lien or other encumbrance any of his or its Shares.

(c) This Agreement has been duly executed and delivered by such Assignor and constitutes the legal, valid and binding obligation of such Assignor, enforceable against such Assignor in accordance with its terms, and such Assignor has full power and lawful authority to make and perform this Agreement.

(d) No representation or warranty by such Assignor in this Agreement contains or, to the best of such Assignor’s knowledge, will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or necessary to make any statement herein or not misleading.

(e) The execution, delivery and performance of this Agreement and the transactions contemplated hereby, will not result in any violation of, or be in conflict with, any judgment, decree, order, writ, injunction, lease, agreement, contract or other instrument by which such Assignor may be bound or affected or by any law, statute, ruling or regulation.

4. Representation and Warranties of Assignee. In order to induce each Assignor to enter into this Agreement and to consummate the transactions contemplated hereby, Assignee hereby represents and warrants to each Assignor as follows:

(a) This Agreement has been duly executed and delivered by Assignee and constitutes the legal, valid and binding obligation of Assignee, enforceable against Assignee in accordance with its terms, and Assignee has full power and lawful authority to make and perform this Agreement.

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(b) No representation or warranty by Assignee in this Agreement contains or, to the best of Assignee’s knowledge, will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or necessary to make any statement herein or not misleading.

(c) The execution, delivery and performance of this Agreement and the transactions contemplated hereby, will not result in any violation of, or be in conflict with, any judgment, decree, order, writ, injunction, lease, agreement, contract or other instrument by which Assignee may be bound or affected or by any law, statute, ruling or regulation.

5. Special Covenants and Agreements. The parties shall cooperate fully with each other and their respective counsel and accountants in connection with any actions required to be taken as part of their respective obligations under this Agreement, and the parties shall execute such other documents as may be reasonably necessary and desirable for the implementation and consummation of the transactions contemplated by this Agreement, and otherwise use their best efforts to consummate the transactions contemplated hereby and to fulfill their obligations hereunder.

6. Survival of Representations and Warranties. The representations, warranties and agreements made in this Agreement, and any liability for breach of any agreement or any inaccuracy of or omission from any representation or warranty under this Agreement, shall survive the Assignment Date.

7. Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed to have been duly given, when delivered by hand or three (3) days after deposited in the United States mail, by registered or certified mail, return receipt requested, postage prepaid, or to such other address as any party hereto may from time to time designate in writing delivered in a like manner.

8. Miscellaneous.

(a) The paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed a part of this Agreement.

(b) Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be unenforceable or invalid under applicable law, such provision shall be ineffective only to the extent of such unenforceability or invalidity and the remaining provisions of this Agreement shall continue to be binding and in full force and effect.

(c) This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof. No change, amendment or modification of this Agreement shall be valid unless the same shall be in writing and signed by the parties hereto.

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(d) The failure of any party to insist, in one or more instances, on performance by any other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted hereunder or of the future performance of any term or condition of this Agreement unless such waiver or relinquishment is contained in writing signed by or on behalf of any such party. The remedies in this Agreement are cumulative and are not exclusive of any other remedies provided by law or in equity.

(e) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Illinois.

(f) The parties hereto irrevocably agree that all actions or proceedings in any way, manner or respect, arising out of or from or related to this Agreement may be litigated in the Federal or State Courts having situs within Cook County, Illinois. Each party hereby consents and submits to the jurisdiction of any local, state or federal court located within said county and state and hereby waives any right it may have to transfer or change the venue of any such litigation. It is the intent of the parties upon execution hereof that this Agreement be deemed to have been prepared by all the parties to the end that no party shall be entitled to the benefit of any favorable interpretation or construction of any term or provision hereof under any rule or law.

(g) No party hereto may assign its or his rights or delegate its or his duties hereunder without the prior written consent of the other parties.

(h) This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, personal representatives, successors and, to the extent permitted hereby, assigns.

(i) In the event any action is instituted by a party hereto regarding the construction of any term herein or to recover damage because of the breach of any term of this Agreement, the prevailing party in such action shall be entitled to reasonable reimbursement from the non-prevailing party, including but not limited to attorneys’ fees, costs and expenses incurred as a result thereof.

(j) This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute a single instrument.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ASSIGNORS:

/s/ John M. Fife
John M. Fife

Iliad Research and Trading, L.P., a Delaware limited partnership

By: Iliad Management, LLC, a Delaware limited liability company, its General Partner

By: Fife Trading, Inc., an Illinois corporation, its Manager

By:	/s/ John M. Fife
John M. Fife, its President

ASSIGNEE:

St. George Investments, LLC, an Illinois limited liability company

By: Fife Trading, Inc., an Illinois corporation, its Manager

By:	/s/ John M. Fife
John M. Fife, its President